ORBITAL CORPORATION LIMITED ABN 32 009 344 0584 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA T: +61 8 9441 2311 F: +61 8 9441 2133 www.orbitalcorp.com.au

ASX Code: OEC
FOR IMMEDIATE RELEASE: 31 JULY 2013	NYSE Amex Code: OBT

Orbital to develop next generation UAS engine

•

New engineering order for Unmanned Aerial Surveillance (UAS) propulsion system.

•

United States based customer is one of the largest in the UAS industry.

•

Design, development and validation program incorporating Orbital’s FlexDITM technology to be conducted throughout 2013 and 2014.

•

First engine production from our Balcatta facility expected in 2014.

•

High volume production expected from new United States based facility from 2015.

PERTH, AUSTRALIA – Orbital is pleased to announce that it has been awarded a contract for the development of a production engine for a small unmanned aerial system (SUAS).  This United States customer has provided 24/7/365 operations for customers worldwide and has been delivering Intelligence, Surveillance and Reconnaissance (ISR) capabilities for both land and maritime missions.

This initial design, development and validation contract of up to $4.5 million will be delivered throughout 2013 and 2014.  Prototype and initial low volume production engines will be delivered from our existing Balcatta SUAS engine manufacturing facility in Western Australia.

This new engine will utilise Orbital’s FlexDITM Engine Management System (EMS). FlexDITM provides superior fuel preparation with very small fuel droplet size that enables a small spark ignition engine to run on heavy fuels such as JP5 (naval operations) and JP8 (land based operations) thus satisfying a U.S. Department of Defence initiative to eliminate gasoline fuels for safety and logistic reasons – “the one fuel” policy.  The system can also satisfy stringent cold start, and other environmental conditions, required for SUAS applications, without the need for any fuel pre-heating or other conditioning required by some competitive systems.

The program target is to develop a small engine package that will be durable, fuel efficient and lightweight, all key factors to provide the desired range and payload capability. A further advantage of the Orbital Technology is extended range compared to the standard engine typically used in this class of SUAS; the improved fuel efficiency can increase the range on a typical mission, or can allow increased payload. Both of these attributes are of critical importance to the end customer.

Through this program, Orbital will expand its existing business in the SUAS market, a market with R&D and procurement expenditures of around $5.2 billion per year increasing up to $11.6 billion over the next decade1.

To support the anticipated growth in engine production, Orbital plans to develop engine assembly, testing, and technical support facilities in the USA.  This expansion is targeted for 2014-15 and will be based on market demand.

Mr Terry Stinson, CEO and Managing Director of Orbital comments: “Continuing from previous contracts, the successful development and supply of these engines for this new customer will position Orbital as the world leader in heavy fuel EMS for the small unmanned aerial systems market. This is a good example of Australian innovation, and demonstrates Orbital’s engineering and product development capabilities.”

“The small unmanned aerial systems market is an emerging market for Orbital and we look forward to realising this potential.” added Mr Stinson.

-ENDS-

CONTACTS

Terry Stinson

Email: info@orbitalcorp.com.au

CEO & Managing Director

Website: www.orbitalcorp.com.au

Tel: +61 8 9441 2311

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the NYSE AMEX (OBT).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.

Footnotes

1 World Unmanned Aerial Vehicel Systems – Market Proflie and Forecast 2013 Edition. Teal Group Corporation